UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on social program focused on LPG

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Rio de Janeiro, December 22, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on September 29 and December 8, 2021, informs that its Board of Directors approved the allocation of R$ 270 million that will be used throughout 2022 in the social program of access to cooking gas cylinders (liquefied petroleum gas - LPG) for vulnerable families. The amount is in addition to the R$ 30 million allocated in 2021, totaling R$ 300 million by the end of 2022.

Petrobras foresees three lines of action that may benefit up to three million people. In the first, part of the resources will be destined to the communities that neighbor the operations, by means of social-environmental projects that already work in partnership with Petrobras. In the second line of action, Petrobras will make financial donations to institutions that carry out food collection campaigns and have great capillarity and operational capacity. In the third line, Petrobras will make a financial donation for the purchase of cooking gas by non-profit institutions that supply food to homeless people in large urban centers.

In all three cases, the beneficiaries will be previously defined by the partner institutions in the municipalities and communities each initiative covers, considering pre-defined criteria.

This initiative reinforces Petrobras' social responsibility role and shows its commitment to increasingly contribute to the society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer